

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Fady Boctor
President and Chief Commercial Officer
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Petros Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2023**
> **File No. 333-273935**

Dear Fady Boctor:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tyler Howes at 202-551-3370 with any questions.

                                                   Sincerely,

                                                   Division of Corporation Finance
                                                   Office of Life Sciences

cc: Jayun Koo, Esq.